United States securities and exchange commission logo





                              May 9, 2022

       Yucheng Hu
       Chief Executive Officer
       Mega Matrix Corp.
       3000 El Camino Real
       Bldg. 4, Suite 200, Palo Alto, CA

                                                        Re: Mega Matrix Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 21,
2022
                                                            File No. 333-262217

       Dear Mr. Hu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 Filed April 21,
2022

       About Mega Matrix Corp
       Business of the Company, page 2

   1. Please revise your disclosure throughout to reflect the current status of your ability to create NFTs and the
development of your aISpace platform, including the marketplace for players and users to
sell and trade NFTs. We note that your disclosure throughout, including your risk
factors, indicates that these activities are still in development, as you say that "[y]our
ability to create NFTs that can be minted, accepted and transferred is dependent on [y]our
ability to develop or engage a third party to develop an accepted and secured blockchain,"
and your "aISpace universe is currently under development."
                                                        However, we note that
you have released your first NFT game, and your aISpace
                                                        marketplace shows
current trading activity. Please advise and revise as appropriate.
 Yucheng Hu
FirstName  LastNameYucheng  Hu
Mega Matrix  Corp.
Comapany
May  9, 2022NameMega Matrix Corp.
May 9,
Page 2 2022 Page 2
FirstName LastName
2. Please describe the material terms and characteristics of the NFTs being issued in your
         Mano game. In doing so, provide a legal analysis explaining whether these NFTs are securities, as defined in Section 2(a)(1) of the Securities Act. Ensure your analysis
         addresses the Company   s role in the creation, development,
operation, and maintenance of
         the alSpace marketplace on which the NFTs may be traded or sold. See Gary Plastic
         Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir.
         1985).
3. Please describe the material terms and characteristics of the alSpark currency you intend to accept in your alSpace platform. In doing so, provide a legal analysis explaining whether alSpark is a security, as defined in Section 2(a)(1) of the Securities Act.
4. We note that you appear to be operating a marketplace where players and users can place their in-game NFTs to sell or to trade for other crypto assets. Please clarify what other crypto assets may be traded on your marketplace. Please provide us with your legal analysis that the NFTs or other crypto assets monetized on your marketplace are not securities within the meaning of the U.S. federal securities laws and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities. Please explain to us how your marketplace operates and your role in it.
5. Please provide in the filing a description of your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets
         (including NFTs) are securities within the meaning of the U.S. federal securities laws. Please also clarify that such processes are risk-based assessments made by the company and are not a legal standard or binding on any regulatory body or court. Further, please include a risk factor addressing the uncertainty of such assessments and the consequences of making an incorrect assessment or a regulatory body or court
         disagreeing with the company   s assessment. Finally, please expand
your discussion of the
         regulatory risks under the U.S. federal securities laws if such crypto assets are determined to be securities to address Section 5 of the Securities Act.
6.       We note that you intend to generate revenue by sales of in-game characters and
         accessories and profit sharing of NFT sold or traded on your alSpace marketplace, and we also note that you intend alSpark to be the universal currency for transactions on alSpace.
         Identify in your filing the specific crypto assets you will accept as payment, and whether you will acquire crypto assets other than in payment and, if so, for what
         purpose(s). Please disclose whether you intend to hold the crypto assets for investment or convert them into fiat currency after receipt.
7.       We note that in order to play Mano, players will need to create and prefund a
         cryptocurrency wallet to purchase starter items such as characters and accessories. Please clarify whether you intend to offer digital wallet services to your players, and if so, please describe any security and custody arrangements you intend to enter into with players. Also highlight the risk that you may be liable for any cybersecurity breach resulting in the loss of players' assets.
 Yucheng Hu
Mega Matrix Corp.
May 9, 2022
Page 3
8.    Explain in greater detail your statement that your Mano game is an innovative
      combination of NFTs and DeFi (decentralized finance) based on blockchain technology,
      with a    Play-to-Earn    business model in which players may earn
financial rewards
       Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.



                                                         Sincerely,
FirstName LastNameYucheng Hu
                                                         Division of
Corporation Finance
Comapany NameMega Matrix Corp.
                                                         Office of Trade &
Services
May 9, 2022 Page 3
cc:       John P. Yung, Esq.
FirstName LastName